UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2018 and for the three and nine-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2018 and for the three and nine-month periods then ended

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements
Interim condensed consolidated statements of financial position	3
Interim condensed consolidated statements of profit or loss	4
Interim condensed consolidated statements of other comprehensive income	5
Interim condensed consolidated statements of changes in equity	6
Interim condensed consolidated statements of cash flows	7
Notes to the interim condensed consolidated financial statements	9

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of September 30, 2018 (unaudited) and December 31, 2017 (audited)

	Note	As of September 30, 2018	As of December 31, 2017
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	85,481	49,216
Trade and other receivables	4	100,666	99,518
Income tax prepayments		43,907	27,755
Inventories	5	414,579	373,020
Prepayments		20,384	3,846
Total current asset		665,017	553,355

Non-current assets
Trade and other receivables	4	14,160	16,207
Prepayments		390	533
Available-for-sale financial investments	13	26,883	21,206
Derivative financial instruments	13	11,436	489
Property, plant and equipment	6	2,160,288	2,208,553
Exploration and evaluation assets		15,251	13,416
Deferred income tax assets		378	142
Other assets		137	214
Total non-current assets		2,228,923	2,260,760
Total assets		2,893,940	2,814,115
Liabilities and equity
Current liabilities
Trade and other payables	7	307,618	177,995
Income tax payable		2,190	2,431
Provisions	8	35,656	24,575
Total current liabilities		345,464	205,001

Non-current liabilities
Interest-bearing loans and borrowings	13	983,622	965,290
Other non-current provisions	8	8,079	28,293
Deferred income tax liabilities		124,763	108,823
Total non-current liabilities		1,116,464	1,102,406
Total liabilities		1,461,928	1,307,407
Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Treasury shares		(121,258)	(119,005)
Additional paid-in capital		432,779	432,779
Legal reserve		169,511	160,686
Other reserves		(42,822)	(43,699)
Retained earnings		529,679	611,652
Equity attributable to equity holders of the parent		1,432,036	1,506,560
Non-controlling interests		(24)	148
Total equity		1,432,012	1,506,708
Total liabilities and equity		2,893,940	2,814,115

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss

For the three and nine-month periods ended September 30, 2018 and September 30, 2017 (both unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2018	2017	2018	2017
		S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	10	318,769	333,482	921,560	893,971
Cost of sales		(202,688)	(200,387)	(580,554)	(540,258)
Gross profit		116,081	133,095	341,006	353,713

Operating income (expense)
Administrative expenses		(41,615)	(48,151)	(126,289)	(145,760)
Selling and distribution expenses		(9,252)	(8,718)	(30,943)	(29,676)
Other operating income (expenses), net		3,759	(971)	155	(3,948)
Total operating expenses, net		(47,108)	(57,840)	(157,077)	(179,384)
Operating profit		68,973	75,255	183,929	174,329

Other income (expenses)
Finance income		559	89	1,375	4,104
Finance costs		(20,956)	(18,644)	(58,347)	(55,149)
Net loss from exchange difference		(410)	(46)	(1,341)	(2,243)
Total other expenses, net		(20,807)	(18,601)	(58,313)	(53,288)
Profit before income tax		48,166	56,654	125,616	121,041

Income tax expense	9	(14,739)	(18,083)	(38,945)	(38,761)

Profit for the period from continuing operations		33,427	38,571	86,671	82,280

Loss for the period from discontinued operations		—	—	—	(754)
Profit for the period		33,427	38,571	86,671	81,526
Attributable to:
Equity holders of the parent		33,427	38,787	88,248	82,505
Non-controlling interests		—	(216)	(1,577)	(979)

		33,427	38,571	86,671	81,526
Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	12	0.08	0.09	0.21	0.18

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income

For the three and nine-month periods ended September 30, 2018 and September 30, 2017 (both unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2018	2017	2018	2017
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		33,427	38,571	86,671	81,526

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial investments		—	125	5,677	74
Net gain (loss) on cash flow hedges	13	1,435	(34,578)	(4,432)	(35,001)
Deferred income tax related to component of other comprehensive income	9	(424)	10,163	(368)	10,303
Other comprehensive income for the period, net of income tax		1,011	(24,290)	877	(24,624)

Total comprehensive income, net of income tax		34,438	14,281	87,548	56,902

Total comprehensive income attributable to:
Equity holders of the parent		34,438	14,497	89,125	57,881
Non-controlling interests		—	(216)	(1,577)	(979)

		34,438	14,281	87,548	56,902

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2018 and September 30, 2017 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain on available-for-sale investments	Unrealized gain (loss) on derivative financial instruments	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2017	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029
Profit for the period	—	—	—	—	—	—	—	82,505	82,505	(979)	81,526
Other comprehensive income	—	—	—	—	—	52	(24,676)	—	(24,624)	—	(24,624)
Total comprehensive income	—	—	—	—	—	52	(24,676)	82,505	57,881	(979)	56,902

Appropriation of legal reserve	—	—	—	—	8,250	—	—	(8,250)	—	—	—
Contributions of non-controlling interests, note 1	—	—	—	—	—	—	—	—	—	491	491
Acquisition of treasury shares	—	—	(34,216)	—	—	—	—	—	(34,216)	—	(34,216)
Splitting effects of equity block, note 1	(107,593)	(10,224)	23,459	(118,569)	(36,957)	—	—	—	(249,884)	(100,357)	(350,241)
Terminated dividends, note 7	—	—	—	—	189	—	—	—	189	—	189
Other adjustments of non-controlling interests, note 1	—	—	—	(576)	—	—	—	—	(576)	576	—

Balance as of September 30, 2017	423,868	40,279	(119,005)	426,020	159,557	197	(41,423)	751,341	1,640,834	12,320	1,653,154
Balance as of January 1, 2018	423,868	40,279	(119,005)	432,779	160,686	—	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the period	—	—	—	—	—	—	—	88,248	88,248	(1,577)	86,671
Other comprehensive income	—	—	—	—	—	4,002	(3,125)	—	877	—	877
Total comprehensive income	—	—	—	—	—	4,002	(3,125)	88,248	89,125	(1,577)	87,548

Appropriation of legal reserve	—	—	—	—	8,825	—	—	(8,825)	—	—	—
Contributions of non-controlling interests, note 1	—	—	—	—	—	—	—	—	—	1,405	1,405
Dividends, note 7	—	—	—	—	—	—	—	(161,396)	(161,396)	—	(161,396)
Other	—	—	(2,253)	—	—	—	—	—	(2,253)	—	(2,253)

Balance as of September 30, 2018	423,868	40,279	(121,258)	432,779	169,511	4,002	(46,824)	529,679	1,432,036	(24)	1,432,012

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows

For the three and nine-month periods ended September 30, 2018 and September 30, 2017 (both unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2018	2017	2018	2017
		S/(000)	S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		48,166	56,654	125,616	119,736
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization		32,568	31,766	96,577	90,389
Finance costs		20,956	18,644	58,347	55,149
Long-term incentive plan	11	2,258	2,850	7,234	8,551
Allowance for doubtful accounts		—	(877)	600	(277)
Rehabilitation provision		(910)	—	(910)	—
Unrealized exchange difference related to monetary transactions		(119)	(14)	(121)	140
Finance income		(559)	(89)	(1,375)	(4,104)
Net gain on disposal of property, plant and equipment		(4,204)	109	(5,004)	(115)
Other operating, net		731	441	771	152

Working capital adjustments
Increase in trade and other receivables		(2,579)	(2,785)	(1,878)	(24,928)
Increase in prepayments		(3,026)	(1,704)	(16,395)	(5,666)
(Increase) decrease in inventories		(19,244)	1,766	(41,559)	6,678
(Decrease) increase in trade and other payables		14,657	36,570	(1,515)	10,817
		88,695	143,331	220,388	256,522

Interests received		542	612	1,295	1,309
Interests paid		(20,172)	(22,523)	(44,167)	(45,520)
Income tax paid		(14,460)	(8,627)	(42,251)	(28,802)
Net cash flows provided from operating activities		54,605	112,793	135,265	183,509
Which includes cash used in discontinued operations for		—	—	—	(2,611)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows (continued)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2018	2017	2018	2017
		S/(000)	S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(28,955)	(25,973)	(60,032)	(46,053)
Purchase of evaluation and exploration assets		(844)	(1,547)	(854)	(7,278)
Related party loan		—	—	—	(5,953)
Proceeds from sale of property, plant and equipment		7,495	313	11,092	3,381
Net cash used in investing activities		(22,304)	(27,207)	(49,794)	(55,903)
Which includes cash used in investment activities of discontinued operations for		—	—	—	(6,410)

Financing activities
Contribution of non-controlling interests	1	—	—	1,405	491
Loan received		—	—	16,090	—
Repurchase of investment shares		—	—	—	(34,216)
Payment of hedge commissions		(13,222)	(13,100)	(26,443)	(26,708)
Payment of loan		—	—	(16,090)	—
Dividends paid		(50)	(86)	(24,289)	(270)
Net cash flows used in financing activities		(13,272)	(13,186)	(49,327)	(60,703)
Which includes cash provided from financing activities of discontinued operations for		—	—	—	—
Net increase in cash and cash equivalents		19,029	72,400	36,144	66,903
Net foreign exchange difference		119	14	121	(140)
Cash and cash equivalents at the beginning of the period		66,333	49,407	49,216	80,215
Transfer of cash and cash equivalent due to spin-off	1	—	—	—	(34,178)
Change in cash and cash equivalents of discontinued operations		—	—	—	9,021
Cash and cash equivalents at the end of the period	3	85,481	121,821	85,481	121,821
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(119)	(14)	(121)	140
Unpaid declared dividends		166,832	—	166,832	—

See transfer of net assets that did not generated cash flows in Note 1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements

As of September 30, 2018 and 2017 (both unaudited), and December 31, 2017 (audited)

1.	Economic activity

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, in accordance with the General Law of Peruvian Companies, is an open stock corporation which shares are publicly traded in Lima Stock Exchange and in New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company's common shares as of September 30, 2018, December 31, 2017 and September 30, 2017.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precasts, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of September 30, 2018 and for the nine-month period then ended, were authorized for issuance by the Company’s Management on October 29, 2018.

Spin-off of net assets

In September 2016, the General Shareholders’ Meeting of the Company approved a spin-off project that would allow the transfer of a portion of net assets (composed by the assets and liabilities of the Company's interest in Fosfatos del Pacífico S.A.) to Fossal S.A.A. (enterprise created as a subsidiary of Inversiones ASPI S.A.). The purpose of the spin-off was to allocate the assets and liabilities of the Company in accordance with the specialization of each business, creating greater flexibility for shareholders and greater clarity in long-term operations.

The project contemplated that, for each common stock and investment of Cementos Pacasmayo S.A.A., shareholders received approximately 0.20 common shares of Fossal S.A.A. and approximately 0.80 common shares of Cementos Pacasmayo S.A.A.

On March 1, 2017, the spin-off project was executed; in consequence, capital stock, investment shares, additional capital and legal reserve decreased by S/107,593,000, S/10,224,000, S/118,569,000 and S/36,957,000, respectively. The related non-controlling interest was write-off for S/100,357,000.

Notes to interim condensed consolidated financial statements (continued)

As of March 1, 2017, the assets and liabilities transferred of Fosfatos del Pacifico S.A. (net of intercompany eliminations), mainly comprise the following:

S/(000)

Assets -
Cash and cash equivalents	34,178
Accounts receivable from related parties	5,822
Inventories	2,694
Income tax prepayments	3,892
Other current assets	5,126
Other receivables non current	50,200
Property, plant and equipment, net	204,975
Exploration and evaluation assets	52,578
Deferred income tax assets	23,173
382,638
Liabilities and equity -
Trade and other payables	8,938
Capital stock	107,593
Investment shares	10,224
Additional paid-in capital	118,569
Other reserves	36,957
Non-controlling interest	100,357

382,638

In addition, as of the date of the spin-off’s execution, part of the investment shares transferred to Fossal S.A.A., were owned by Cementos Pacasmayo S.A.A. In exchange for these shares, the Company received 9,148,373 investment shares of Fossal S.A.A., which were recorded as available-for-sale investments, at cost, for an amount of S/21,206,000.

Non-controlling interest contributions -

Salmueras Sudamericanas S.A.

During the nine-month period ended September 30, 2017, the contributions made by Quimpac S.A. amounted to S/490,000. All these contributions were partial payments of the capital commitment that might be assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary. In December 2017, the Group decided not to continue with this project.

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/576,000 during the nine-month period ended September 30, 2017 and was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

In December of the year 2017, the Group wrote-off the brine project, therefore it has no capital commitments for this project.

Notes to interim condensed consolidated financial statements (continued)

In order to pay the penalties related to the concessions contributed by Quimpac S.A. to the subsidiary, the General Shareholders' Meeting of the subsidiary Salmueras Sudamericanas S.A. of June 28, 2018, agreed a contribution of S/1,405,000, amount entirely contributed by Quimpac S.A.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments, derivatives financial instruments and the call-option that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2017.

In addition to information on accounting policies mentioned in the consolidated financial statements as of December 31, 2017, and September 30, 2018, available–for-sale financial investments are valued according to IAS 39 and IFRS 9, respectively.

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2017, except for the adoption of the new standards starting from January 1, 2018.

The Group did not adopt in advance any other rule, interpretation or modification that has been issued but has not yet entered into force.

For first time, the Group applies the following rules:

-	IFRS 15 Revenue from contracts with customers -

IFRS 15 replaces IAS 11 Construction Contracts, IAS 18 Income and related interpretations and applies to all income arising from contracts with customers, unless such contracts are within the scope of other standards. The new standard establishes a five-step model for accounting for the income derived from contracts with customers. Under IFRS 15, income is recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

Notes to interim condensed consolidated financial statements (continued)

The standard requires entities to judge, taking into account all relevant facts and circumstances when applying each step of the model to contracts with their clients. The standard also specifies the accounting for incremental costs related to obtaining a contract and costs directly related to the fulfillment of a contract.

The Group adopted IFRS 15 using the total retroactive adoption method. The effect of adopting IFRS 15 is shown as follows:

Impact on the consolidated statement of income (increase / (decrease)) as of September 30, 2017:

	Settings	For the three-month periods ended September 30, 2017 S/(000)	For the nine-month periods ended September 30, 2017 S/(000)

Net sales	(a)	(1,205)	(3,700)
Sales and distribution expenses		1,205	3,700

Net impact on profit for the year		—	—

There has been no impact on cash flows or earnings per share resulting from the adoption of IFRS 15.

The Group is engaged in the production and marketing of cement, precasts, concrete and quicklime, as well as the commercialization of construction materials. These goods are sold in contracts identified with customers.

(a)	Sale of goods -

The Group's contracts with clients for the sale of goods generally include a performance obligation. The Group has concluded that income from the sale of goods must be recognized at the moment in which control of the asset is transferred to the customer, generally at the time of delivery of the goods. Therefore, the adoption of IFRS 15 did not have an impact on the timing of revenue recognition. However, the amount of revenue recognized was affected, as indicated below.

Variable consideration -

Some contracts with customers provide return rights and trade discounts or volume discounts. Prior to the adoption of IFRS 15, the Group recognized revenue from the sale of measured assets at the fair value of the consideration received or receivable, net of volume discounts. If revenues could not be measured reliably, the Group differed in the recognition of revenues until the uncertainty was resolved. In addition, the Group recognized volume bonuses as a sales expense.

Notes to interim condensed consolidated financial statements (continued)

According to IFRS 15, volume bonuses and discounts give rise to a variable consideration. The variable consideration is estimated at the beginning of the contract and is restricted until the associated uncertainty is resolved later. The application of the restriction on variable consideration increases the amount of income that will be deferred.

(i)	Trade agreements -

The Group has marketing contracts for the sale of its products with certain customers. Prior to the adoption of IFRS 15, the Group recorded these payments under "Sales and distribution expenses" with a balancing entry in the caption "Commercial and miscellaneous accounts payable".

In accordance with IFRS 15, contract combination criteria should be used if they are negotiated as a package with a single commercial objective. The Group applied the requirements of IFRS 15 and restated the statement of income for the periods of three and nine-months ended September 30,2017, decreasing sales of goods by S/496,000 and S/1,766,000, respectively, and decreasing "Sales and distribution expenses" by the same amount.

(ii)	Loyalty programme –

The Group has a customer loyalty program for the sale of cement. Prior to the adoption of IFRS 15, the Group allocated part of the transaction price to the loyalty programme using the fair value of the points issued and the recognition of deferred income in relation to points issued but not yet redeemed or expired.

Under IFRS 15 the loyalty program gives rise to a separate performance obligation, since it generally provides a material right to the customer. Consequently, the Group allocates a portion of the transaction price to the loyalty programme based on the relative independent selling price, instead of allocating it using the fair value of the points issued, for example to the residual value as is done in accordance with IFRIC 13. The Group determined that less income should be attributed to the goods sold.

The Group applied the requirements of IFRS 15 and made an adjustment to the income statement by decreasing revenues from the sale of cement in S/409,000 and S/1,034,000, respectively, for the periods of three and nine months ended September 30, 2017, whose counterpart was the decrease in "Sales and distribution expenses".

(b)	Provision of services –

In the sales of cement, quicklime, concrete, prefabricated and construction materials, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Notes to interim condensed consolidated financial statements (continued)

Prior to the adoption of IFRS 15, the Group recorded transportation services as separate benefits from sales of goods when they were sold together. The consideration for transportation services differed from the consideration for the sale of goods, and was assigned using the list prices of each operation.

According to IFRS 15, the allocation is made based on the relative independent selling prices. As a result, the allocation of the consideration is not affected.

Likewise, the Group concluded that transportation services are satisfied at the moment when the transportation service is concluded, a moment that coincides with the time of delivery of the goods to customers and, consequently, in accordance with the IFRS 15, the Group continues to recognize the revenues from these transportation services in conjunction with the income from the sale of goods.

(c)	Presentation requirements and disclosures –

As required for the condensed interim financial statements, the Group disclosed revenue recognized from contracts with customers in categories that show how the nature, amount, timing and uncertainty of income and cash flows are affected by economic factors. The Group also disclosed information on the relationship between the disclosure of itemized income and the disclosed income information for each reportable segment. See disclosures about income disaggregated in note 10.

(d)	Other adjustments –

In addition to the main adjustments described above, in the adoption of IFRS 15, other items of the interim condensed consolidated financial statements have been adjusted, such as the reclassification of doubtful expense to sales for S/300,000 and S/900,000, for the periods of three and nine months ended September 30, 2017, respectively.

IFRS 9 Financial Instrument

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments:

Recognition and Measurement for annual periods beginning on or after January 1, 2018, which brings together the three aspects of accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The Group has applied IFRS 9 prospectively, with the date of initial implementation of January 1, 2018. There was no impact on cash flows or earning per share as a result of the adoption of IFRS 9.

(e)	Classification and valuation -

Except for certain commercial accounts receivable, according to IFRS 9, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the transaction costs.

Notes to interim condensed consolidated financial statements (continued)

Under IFRS 9, financial debt instruments are subsequently measured at fair value through profit or loss (VRCR), amortized cost or fair value through other comprehensive income (VRORI). The classification is based on two criteria: the Group's business model for managing assets; and if the contractual cash flows of the instruments represent "only capital and interest payments" on the outstanding principal amount (the "UPCI criterion").

The loans, as well as the commercial debtors, are maintained to receive the contractual cash flows and are expected to represent cash flows that represent only principal and interest payments. The Group analyzed the cash flow characteristics of these instruments and concluded that they meet the criteria to be valued at amortized cost in accordance with IFRS 9. Consequently, reclassification of these instruments was not required.

The Group has recorded an impact in its consolidated statements of financial position and in the statement of changes in equity due to the application of the classification and measurement requirements of IFRS 9 for shares classified as financial assets available for sale as of December 31, 2017 those shares were maintained at cost for S/21,206,000, and as of September 30, 2018 are measured at fair value for S/26,883,000, with effect in other comprehensive income.

(f)	Impairment -

IFRS 9 requires the Group to record the expected credit losses of all its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The Group has determined that, due to the nature of its loans and receivables, the impact on impairment losses is immaterial.

(g)	Hedge accounting -

The Group has determined that all existing hedging relationships, which are currently designated as effective hedges, may continue to be classified as hedges in accordance with IFRS 9. The Group has decided not to retroactively apply IFRS 9 in the transition from hedges in which the Group excluded forward points from the designation of hedges in accordance with IAS 39. As IFRS 9 does not change the general principles on how effective hedges should be recorded, the Group does not has impact as a result of the application of this standard on hedge accounting.

-	IFRIC 22 - Transactions in foreign currency and advance consideration -

The interpretation clarifies that, when determining the exchange rate to be used in the initial recognition of an asset, expense or related income (or part of) when deregistering a non-monetary asset or a non-monetary liability related to the advance consideration, the date of the transaction is the date on which the entity initially recognizes the non-monetary asset or the non-monetary liability that arises from the anticipated consideration. If there are multiple payments or receipts in advance, the entity must determine a transaction date for each payment or receipt of the advance consideration. These amendments have no impact on the group's consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)

-	Amendments to IAS 40 Transfers of investment properties -

The amendments clarify when an entity must transfer properties, including properties under construction or development to or away from investment properties. The amendments state that a change in use occurs when the property meets, or fails to meet, the definition of investment property and there is evidence of change in use. A mere change in management's intentions for the use of a property does not provide evidence of a change in use. These amendments have no impact on the Group's condensed interim consolidated financial statements.

-	Amendments to IFRS 2 Classification and measurement of share-based payment transactions -

The IASB issued amendments to IFRS 2 Share-based Payments that address three main areas: the effects of consolidation conditions on the measurement of a share-based payment transaction settled in cash; the classification of a payment transaction based on shares with net settlement characteristics for the withholding tax obligations; and accounting when a change in the terms and conditions of a share-based payment transaction changes its classification from cash settled to net worth. In the adoption, the entities are required to apply the modifications without re expressing previous periods, but retroactive application is allowed if the three modifications are chosen and other criteria are met. The Group does not have any share-based payment transaction, so these modifications have no impact on the interim condensed consolidated financial statements.

-	Amendments to IFRS 4: Application of IFRS 9 Financial instruments with IFRS 4 Insurance contracts -

The amendments address the concerns arising from the implementation of the new financial instruments standard, IFRS 9, before implementing IFRS 17 Insurance contracts, which replaces IFRS 4. The amendments introduce two options for entities that issue insurance contracts: a temporary exemption from applying IFRS 9 and an overlap approach. These amendments are not relevant to the Group.

-	Amendments to IAS 28 Investments in Associates and Joint Ventures - Clarification that the measurement of investees at fair value through profit or loss is an investment option for investment -

The amendments clarify that an entity that is a venture capital organization, or other qualified entity, can choose, on initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through changes in results. If an entity, which is not an investment entity, has an interest in an associate or joint venture that is an investment entity, it may, by applying the equity method, choose to retain the fair value measurement applied by that investment entity associate or joint venture to the participations of the associated investment entity or joint venture in subsidiaries. This choice is made separately for each associated investment entity or joint venture, at the end of the date on which: (a) the associated investment entity or joint venture is initially recognized; (b) the associate or joint venture becomes an investment entity; and (c) the associated investment entity or joint venture first becomes a principal. These modifications have no impact on the Group's consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)

-	Amendments to IFRS 1 Adoption for the first time of the International Financial Reporting Standards - Elimination of short-term exemptions for entities that adopt for the first time -

The short-term exemptions in paragraphs E3-E7 of IFRS 1 were eliminated because they have now served their intended purpose. These modifications have no impact on the Group's consolidated financial statements.

2.2	Basis of consolidation - The condensed interim consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2018 and 2017.

2.3	Seasonality of operations - Seasonality is not relevant to the Group's activities.

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of September 30, 2018	As of December 31, 2017	As of September 30, 2017
	S/(000)	S/(000)	S/(000)

Cash on hand	163	1,088	1,100
Cash at banks (b)	27,318	24,128	27,695
Short-term deposits (c)	58,000	24,000	93,026
Cash balances included in statements of cash flows	85,481	49,216	121,821

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)	As of September 30, 2018, December 31, 2017 and September 30, 2017, the short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and have maturities of less than three months.

Notes to interim condensed consolidated financial statements (continued)

4.	Trade and other receivables

As of September 30, 2018 and December 31, 2017 this caption mainly includes trade receivables, value-added tax credit (VAT), indemnification from insurance, interest receivables and tax refund receivable. In this specific case, according to the Group’s management and its legal advisor’s opinion, it is more likely than not that the Group will recover these tax refunds, since it complied with all the formal and substantive requirements to obtain the VAT benefit. As a result, the Group’s management has concluded that there is no need to record a valuation allowance for this VAT credit.

As of September 30, 2018, the non-current portion includes value-added tax credit and tax refund receivable for S/3,433,000 and S/9,241,000, respectively (S/3,562,000 and S/9,241,000 as of December 31, 2017).

5.	Inventories

As of September 30, 2018 and December 31, 2017 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment

During the three and nine-month periods ended September 30, 2018, additions amounted approximately to S/21,798,000 and S/53,823,000, respectively (S/27,439,000 and S/46,559,000 during the three and nine-month periods ended September 30, 2017).

7.	Trade and other payables

As of September 30, 2018 and December 31, 2017, this caption includes trade payables, interest and dividends among other minor payables. As of September 30, 2018 dividends payable amounted to S/166,832,000 (S/29,725,000 as of December 31, 2017).

Dividends declared during 2018 period amounted to S/161,396,000; from this amount, S/13,587,000 corresponding to treasury shares were reduced.

As of September 30, 2017, in order to comply with the requirements of Peruvian law, dividends payable older than ten years amounting to S/189,000 were capitalized and recognized in the legal reserve item in equity.

8.	Provisions

As of September 30, 2018 and December 31, 2017, this caption includes workers’ profit sharing, long-term incentive plan and rehabilitation provision.

The decrease in this caption mainly corresponds to the payment of employee shares and a portion of the long-term incentive plan, these payments were made during the first quarter of 2018.

9.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

Notes to interim condensed consolidated financial statements (continued)

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax expense	(11,146)	(15,084)	(25,858)	(36,840)
Deferred income tax	(3,593)	(2,999)	(13,087)	(1,921)
Income tax expense recognized in the consolidated statements of profit or loss	(14,739)	(18,083)	(38,945)	(38,761)
Income tax recognized in other comprehensive income	(424)	10,163	(368)	10,303
Income tax recognized on equity	(2,253)	—	(2,253)	2,253

Total income tax	(17,416)	(7,920)	(41,566)	(26,205)

Following is the composition of deferred tax related to items recognized in OCI and equity:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Unrealized gain on available-for-sale financial investments	—	(37)	(1,675)	(22)
Unrealized loss (gain) on derivative financial instruments	(424)	10,200	1,307	10,325

Total deferred income tax in OCI	(424)	10,163	(368)	10,303

Other	(2,253)	—	(2,253)	2,253

Total deferred income tax recognized in equity	(2,253)	—	(2,253)	2,253

Notes to interim condensed consolidated financial statements (continued)

10.       Revenue from contracts with customers

	Cement		Concrete		Precasts		Quicklime		Buildings Materials		Others		Total
	As of September 30, 2018	As of September 30, 2017	As of September 30, 2018	As of September 30, 2017	As of September 30, 2018	As of September 30, 2017	As of September 30, 2018	As of September 30, 2017	As of September 30, 2018	As of September 30, 2017	As of September 30, 2018	As of September 30, 2017	As of September 30, 2018	As of September 30, 2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month periods ended
Segments
Sales of cement, concrete and precasts	244,923	251,951	36,688	29,616	5,510	4,550	—	—	—	—	—	—	287,121	286,117
Sales of quicklime	—	—	—	—	—	—	12,523	23,638	—	—	—	—	12,523	23,638
Sales of buildings materials	—	—	—	—	—	—	—	—	18,318	22,616	—	—	18,318	22,616
Sales of others	—	—	—	—	—	—	—	—	—	—	807	1,111	807	1,111

	244,923	251,951	36,688	29,616	5,510	4,550	12,523	23,638	18,318	22,616	807	1,111	318,769	333,482
Moment of revenue recognition
Goods transferred at a point in time	244,923	251,951	36,688	29,616	5,510	4,550	12,523	23,638	18,318	22,616	807	1,111	318,769	333,482

	244,923	251,951	36,688	29,616	5,510	4,550	12,523	23,638	18,318	22,616	807	1,111	318,769	333,482

For the nine-month periods ended
Segments
Sales of cement, concrete and precasts	711,973	686,764	92,131	77,350	16,324	12,759	—	—	—	—	—	—	820,428	776,873
Sales of quicklime	—	—	—	—	—	—	48,814	64,557	—	—	—	—	48,814	64,557
Sales of buildings materials	—	—	—	—	—	—	—	—	50,769	51,424	—	—	50,769	51,424
Sales of others	—	—	—	—	—	—	—	—			1,549	1,117	1,549	1,117

	711,973	686,764	92,131	77,350	16,324	12,759	48,814	64,557	50,769	51,424	1,549	1,117	921,560	893,971
Moment of revenue recognition
Goods transferred at a point in time	711,973	686,764	92,131	77,350	16,324	12,759	48,814	64,557	50,769	51,424	1,549	1,117	921,560	893,971

	711,973	686,764	92,131	77,350	16,324	12,759	48,814	64,557	50,769	51,424	1,549	1,117	921,560	893,971

Notes to interim condensed consolidated financial statements (continued)

11.       Related party transactions

During the nine-months periods ended September 30, 2018 and 2017, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Income
Inversiones ASPI S.A.
Fees from office lease	3	3	9	9
Fees for management and administrative services	136	62	412	459

Servicios Corporativos Pacasmayo S.A.C. (Sercopa)
Fees from office lease	—	—	—	5
Fees for management and administrative services	—	—	—	4

Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	85	84	253	252
Fees from leasing of parking	80	79	237	237

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	7	—	19	—
Fees for management and administrative services	290	150	884	871

Fossal S.A.A. (Fossal)
Fees from office lease	3	3	9	13
Fees for management and administrative services	10	19	32	35

Expense
Security services provided by Compañía Minera Ares S.A.C.	(548)	(338)	(1,608)	(749)

Notes to interim condensed consolidated financial statements (continued)

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of September 30, 2018 and December 31, 2017:

	As of September 30, 2018		As of December 31, 2017
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	1,173	—	223	—
Inversiones ASPI S.A.	1,094	—	641	—
Compañía Minera Ares S.A.C.	202	—	339	516
Others	249	—	169	—

	2,718	—	1,372	516

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended September 30, 2018 and December 31, 2017, the Group has not recorded any impairment of receivables from related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short term compensations expense amounted to S/6,298,000 and S/16,249,000 during the three and nine-month periods ended September 30, 2018, respectively (S/6,203,000 and S/16,413,0000 during the three and nine-month periods ended September 30, 2017), and the total long term compensations expense amounted to a S/2,258,000 and S/7,234,000 during the three and nine-month periods ended September 30, 2018,respectively (S/2,850,000 and S/8,551,000 during the three and nine-month periods ended September 30, 2017). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

Notes to interim condensed consolidated financial statements (continued)

12.       Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the nine-month period ended September 30, 2018 and 2017 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of September 30, 2018 and 2017.

Calculation of the weighted average number of shares and the basic earnings per share is presented below:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Numerator
Net profit from continuing operations attributable to ordinary equity holders of the Parent	33,427	38,787	88,248	82,894
Net loss from discontinued operations attributable to ordinary equity holders of the Parent.	—	—	—	(389)
Net profit attributable to ordinary equity holders of the Parent	33,427	38,787	88,248	82,505

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
	Thousands	Thousands	Thousands	Thousands

Denominator
Weighted average number of common and investment shares	428,107	428,107	428,107	452,202

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
	S/	S/	S/	S/

Basic profit for common and investment shares from continuing operations	0.08	0.09	0.21	0.19
Basic loss for common and investment shares from discontinued operations	—	—	—	(0.01)
Basic profit for common and investment shares from continuing and discontinued operations	0.08	0.09	0.21	0.18

Notes to interim condensed consolidated financial statements (continued)

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

13.	Financial instruments

(a)       Financial asset and liabilities –

	As of September 30, 2018	As of December 31, 2017
	S/(000)	S/(000)

Financial instruments at fair value through of other comprehensive income
Derivative financial instruments (cross currency swaps)	11,436	489
Total cash flow hedge	11,436	489

Available-for-sale financial investments at fair value through other comprehensive income
Quoted equity shares	26,883	—
Total available-for-sale investments	26,883	—

Total financial assets at fair value	38,319	489

Financial instruments at fair value through other comprehensive income reflect the positive change in fair value of cross currency swaps contracts, designated as cash flow hedges to hedge the Senior Notes balance denominated in US dollars.

Except cash flow hedge and available-for-sale investments, all financial assets which included cash and cash equivalents and trade and other receivables, are classified in the category of loans and receivables, which are non-derivative financial assets carried at amortized cost, which generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

All financial liabilities held by the Group, which include trade and other payables and financial obligations, are classified in the category of debts and loans and are carried at amortized cost.

Notes to interim condensed consolidated financial statements (continued)

(b)       Hedging activities and derivatives -

Cash flow hedges -

Foreign currency risk -

As of September 30, 2018 the Group maintain Cross currency swap contracts for a notional amount of US$300,000,000, which are measured at fair value through other comprehensive income and designated as hedging instruments in cash flows hedges of Senior Notes denominated in US dollars.

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

	As of September 30, 2018
	Assets	Liabilities
	S/(000)	S/(000)
Cross currency swap contracts designated as hedging instruments
Fair value	11,436	—

	11,436

As of December 31, 2017
	Assets	Liabilities
	S/(000)	S/(000)
Cross currency swap contracts designated as hedging instruments
Fair value	489	—

	489	—

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized gain of S/1,435,000 and unrealized loss of S/4,432,000 for the three and nine-month periods ended September 30, 2018; respectively (unrealized loss of S/34,578,000 and S/35,001,000 for the three and nine-month periods ended September 30, 2017, respectively) is included in other comprehensive income. The amounts retained in other comprehensive income as of September 30, 2018 are expected to mature and affect the consolidated statement of profit or loss in each of the future periods until 2023.

Notes to interim condensed consolidated financial statements (continued)

(c)       Fair values –

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of September 30, 2018 and December 31, 2017:

	Carrying amount		Fair value
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivatives financial assets – Cross currency swaps	11,436	489	11,436	489
Available-for -sale financial investments	26,883	—	26,883	—
Total financial assets – non – current	38,319	489	38,319	489
Financial liabilities
Financial obligations:
Senior Notes	983,622	965,290	984,230	1,005,324

Total financial liabilities	983,622	965,290	984,230	1,005,324

On January 1, 2018, the Group adopted IFRS 9, as a result, the Group has recorded an impact in the measurement of available-for-sale financial investments. As of December 31, 2017 those financial investments were maintained at cost for S/21,206,000, and as of September 30, 2018 are measured at fair value for S/26,883,000.

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts due to short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-              The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

Notes to interim condensed consolidated financial statements (continued)

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-              The fair value of the quoted senior notes is based on price quotations at the reporting date, net of issuance costs. The Group has not unquoted liability instruments for which fair value is disclosed as of September 30, 2018 and December 31, 2017.

-              Fair value of financial investments available-for-sale is based on valuation techniques for which the lowest level of information that is significant for the measurement is not observable.

(d)	Fair value hierarchy-

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Notes to interim condensed consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of September 30, 2018 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Available-for-sale financial investments:
Quoted equity shares	26,883	—	—	26,883
Derivative financial assets:
Cross currency swaps	11,436	—	11,436	—

Total financial assets	38,319	—	11,436	26,883

Liabilities for which fair values are disclosed:
Senior Notes	984,230	984,230	—	—

Total financial liabilities	984,230	984,230	—	—

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2017 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	489	—	489

Total financial assets	489	—	489

Liabilities for which fair values are disclosed:
Senior Notes	1,005,324	1,005,324	—

Total financial liabilities	1,005,324	1,005,324	—

There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Notes to interim condensed consolidated financial statements (continued)

Risk management activities-

As a result of its activities, the Group is exposed to foreign currency risk therefore the Company has acquired hedge financial instruments to mitigate that risk. Since November, 2014 the Group uses cross currency swaps to hedge the foreign currency risk of the Senior Notes denominated in US dollars. During the nine-month period ended September 30, 2018 was a moderate volatility in the US Dollar exchange rate against the Sol which effects were mitigated by the cross currency swaps hedge signed by the Company.

As of September 30, 2018 and December 31, 2017, except for the financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

14.       Commitments and contingencies

Operating lease commitments – Group as lessor

As of September 30, 2018, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable and for the three and nine-month periods ended September 30, 2018 provided an income of S/85,000 and S/253,000, respectively (S/84,000 and S/252,000 for the three and nine-months ended September 30, 2017, respectively).

Capital commitments

As of September 30, 2018, the Group does not have significant capital commitments.

Other commitments

-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.

-	Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of September 30, 2018, the Group has accomplished the requirements established in this agreement.

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2017.

Tax situation

The Group is subject to Peruvian tax law. As of September 30, 2018 and 2017, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

Notes to interim condensed consolidated financial statements (continued)

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of September 30, 2018.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2012 – 2017	Dec.2013 – 2017
Cementos Selva S.A.	2013 – 2017	Dec. 2013 – 2017
Distribuidora Norte Pacasmayo S.R.L.	2012 – 2017	Dec.2013 – 2017
Empresa de Transmisión Guadalupe S.A.C.	2013 – 2017	Dec. 2013 – 2017
Salmueras Sudamericanas S.A.	2013 – 2017	Dec. 2013 – 2017
Calizas del Norte S.A.C. (on liquidation)	2013 - 2017	Dec. 2013 - 2017

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of September 30, 2018 and the consolidated financial statements as of December 31, 2017.

Legal claim contingency

As of September 30, 2018, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/16,456,000. From this total amount, S/1,573,000 corresponded to labor claims from former employees; S/7,681,000 linked to resolutions of determination and fine on the property tax of the periods 2009 to 2014 issued by the District Municipality of Pacasmayo: S/2,298,000 and S/4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)

Mining royalty

Third parties

In 2007, The Company signed an agreement with Activos Mineros S.A.C., Fundación Comunal San Martin de Sechura and the participation of Pro Inversión related to the use of the Bayovar concession 9, which contains seashells. As part of this agreement, the Company is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$5.1 each per metric ton of calcareous extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons.

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. As part of this agreement, the Company is required to pay an equivalent amount to US$4.5 each for each metric tons of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

Interest-bearing loans and borrowings covenants

Senior Notes

In February 2013, the Company issued Senior Notes by US$300,000,000 with interest rate of 4.50% and maturity on 2023. During the nine-month period ended as of September 30, 2018, the Senior Notes accrued interest for S/34,633,000 net of capitalization of interest (S/33,904,000 during the nine-month period ended as of September 30, 2017).

In the case that the Company and Guarantee Subsidiaries requires to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.

-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of September 30, 2018, the Group has not entered in any of the operations previously mentioned.

15.       Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and precasts in the northern region of Peru.

-	Sale of construction supplies in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenue from external customers		Gross margin		Profit (loss) before income tax		Income tax		Net income from continuing operations		Net loss from discontinued operations		Profit for the period
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month periods ended
Cement, concrete and precasts	287,121	286,116	114,911	127,467	49,853	57,237	(15,247)	(18,265)	34,606	38,972	—	—	34,606	38,972
Construction supplies	18,318	22,616	173	956	(311)	(184)	95	58	(216)	(126)	—	—	(216)	(126)
Quicklime	12,523	23,638	1,024	4,736	(1,091)	609	331	(197)	(760)	412	—	—	(760)	412
Other	807	1,112	(27)	(64)	(285)	(1,008)	82	321	(203)	(687)	—	—	(203)	(687)

Consolidated	318,769	333,482	116,081	133,095	48,166	56,654	(14,739)	(18,083)	33,427	38,571	—	—	33,427	38,571

For the nine-month periods ended
Cement, concrete and precasts	820,428	776,872	335,307	340,300	133,235	126,948	(41,308)	(40,653)	91,927	86,295	—	—	91,927	86,295
Construction supplies	50,769	51,424	1,031	1,691	(833)	(1,176)	258	376	(575)	(800)	—	—	(575)	(800)
Quicklime	48,814	64,557	4,461	11,882	(4,266)	(1,157)	1,323	371	(2,943)	(786)	—	—	(2,943)	(786)
Other	1,549	1,118	207	(160)	(2,520)	(3,574)	782	1,145	(1,738)	(2,429)	—	(754)	(1,738)	(3,183)

Consolidated	921,560	893,971	341,006	353,713	125,616	121,041	(38,945)	(38,761)	86,671	82,280	—	(754)	86,671	81,526

	Segment assets	Other assets	Total assets	Total liabilities by segment
	S/(000)	S/(000)	S/(000)	S/(000)

September 30, 2018
Cement, concrete and precasts	2,651,754	11,436	2,663,190	1,429,683
Construction supplies	38,638	—	38,638	32,059
Quicklime	114,092	—	114,092	—
Other	51,137	26,883	78,020	186
Consolidated	2,855,621	38,319	2,893,940	1,461,928
December 31, 2017
Cement, concrete and precasts	2,607,334	489	2,607,823	1,274,322
Construction supplies	30,791	—	30,791	31,966
Quicklime	118,712	—	118,712	—
Other	35,583	21,206	56,789	1,119
Consolidated	2,792,420	21,695	2,814,115	1,307,407

Notes to interim condensed consolidated financial statements (continued)

During the nine-month period ended September 30, 2018 and 2017 there were no inter-segment revenues.

The “other” line includes activities that do not meet individually the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

Other assets

As of September 30, 2018 corresponds to the available-for-sale investments caption by S/26,883,000 and derivate financial instruments (cross currency swaps) for S/11,436,000 (S/21,206,000 and S/489,000, respectively as of December 31, 2017). The fair value of derivative financial instruments is allocated to the segment of cement, and is available for financial investments for sale that are not assigned to any segment.

Geographic information

All revenues are from Peruvian clients.

As of September 30, 2018 and December 31, 2017, all non-current assets are located in Peru.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 30 2018